CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements No(s). 333-171775 on Form S-8; and to use of our reports dated March 31, 2011 relating to the consolidated financial statements of Yukon Nevada Gold Corp. and subsidiaries (the “Company”) (which report expresses an unqualified opinion on the financial statements and includes an emphasis of matter paragraph referring to existence of conditions and events that may cast significant doubt about the Company’s ability to continue as a going concern) and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness) appearing in this Annual Report on Form 40-F for the year ended December 31, 2010.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
April 13, 2011